EXHIBIT 99.1

B Communications Announces Filing of 2018 Annual Report

Ramat-Gan, Israel, May 15, 2019 – B Communications Ltd. (NASDAQ and TASE: BCOM) (the “Company”), today announced that it has filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2018 with the U.S. Securities and Exchange Commission.

The annual report will be available on the Company’s website (bcommunications.co.il). Shareholders may receive a hard copy of the annual report free of charge upon request.

About B Communications Ltd.

B Communications is a holding company with the controlling interest in Israel’s largest telecommunications provider, Bezeq. For more information please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

At this stage, there is no certainty regarding the maturity of the discussions and contacts between the Company and its debenture holders and shareholders, but the Company's Board of Directors believes that in light of the current circumstances described in the Company's recent reports it is obliged to participate in such discussions, both transparently and in good faith.

For further information, please contact:

Yuval Snir - IR Manager

Yuval@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620